UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Radian Group Inc. Savings Incentive Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
June 29, 2010

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments (at fair value):
Common Stock Fund—Radian Group Inc.:
Participant-directed	$1,787,719	$1,178,894
Nonparticipant-directed (Note Q)	10,813,059	4,240,237

	12,600,778	5,419,131
Other participant-directed investments	63,351,392	44,416,019
Participant loans	1,020,977	809,582

Total investments	76,973,147	50,644,732
Employer contributions receivable	1,587,109	1,683,791

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	78,560,256	52,328,523
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(274,298)	124,510

NET ASSETS AVAILABLE FOR BENEFITS	$78,285,958	$52,453,033

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE

YEAR ENDED DECEMBER 31, 2009

2009
INVESTMENT ACTIVITY:
Net appreciation in fair value of investments	$19,724,420
Loan interest	54,631
Interest	313,992
Dividends	979,262

Total investment income	21,072,305

CONTRIBUTIONS:
Participant	5,313,805
Employer	4,093,685
Rollover	206,124

Total contributions	9,613,614

DEDUCTIONS:
Benefits paid to participants	4,851,386
Other deductions	1,608

Total deductions	4,852,994

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	25,832,925
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	52,453,033

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$78,285,958

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Plan Description

The following description of the Radian Group Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian Group Inc. (“Radian Group”) and its participating subsidiaries (collectively with Radian Group, the “Company”) to save for their retirement. Each eligible employee may participate in the Plan as of his or her date of hire.

Eligible employees may elect to contribute to the Plan on a pre-tax basis up to 100% of their eligible compensation. Contributions to the Plan are subject to limits set pursuant to the Plan (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). These limits were $16,500 for 2009 and $15,500 for 2008. Participants who attain age 50 or older before the close of the Plan year (December 31) are entitled to make catch-up contributions in accordance with, and subject to the limitations of the Code. These limits were $5,500 for 2009 and $5,000 for 2008. Participants may also roll over amounts into the Plan representing distributions from other qualified retirement plans.

In addition, eligible employees are automatically enrolled in the Plan (subject to their right to elect not to participate or to participate at a different contribution level) at a beginning participant contribution rate of 3% of eligible compensation. If a participant is automatically enrolled in the Plan and does not elect to discontinue or change such participant’s contribution rate, such participant’s contribution rate will be automatically increased by one percent each year until the contribution rate reaches 6%.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ significantly from those estimates.

Investment Valuation and Income Recognition

Participants in the Plan can invest in a variety of funds, including money market funds, mutual funds, common collective trust, the Radian Group Inc. Common Stock Fund (the “Radian Common Stock Fund”) and targeted retirement funds.

The Plan’s investments are stated at fair value. Cash and cash equivalents are reported at cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan at year end. Units of the Radian Common Stock Fund are valued based on underlying investments (Radian common stock and money market accounts), which are valued at quoted market prices on the New York Stock Exchange on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

For common trusts, the underlying assets include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. In addition, for common collective trusts, such as the TVG Retirement Savings Trust, with underlying investments in investment contracts, such common collective trusts are valued based on the unit value of the trusts, which are based on the fair market value of the underlying investments and then adjusted to contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, such as the TVG Retirement Savings Trust, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present investment contracts at fair value, and also include an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Dividends are recorded on the ex-dividend date and interest income is recorded when earned. Purchases and sales of securities are recorded as of the trade date.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

C. Administration/Termination of the Plan

The officer in charge of human resources of the Company is the Plan administrator. The Plan administrator has fiduciary responsibility for the general operation of the Plan and is indemnified by the Company. The administrative functions of the Plan are primarily performed by the Company’s Human Resources group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (i) brokerage fees and commissions, which are included in the cost of investments and in determining net proceeds on sales of investments, and (ii) investment management fees, which are paid from the assets of the respective funds. Other administrative and operational costs of the Plan for the year ended December 31, 2009 were paid by the Company.

Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Plan and in accordance with ERISA.

D. Participant Accounts

The Vanguard Group (“TVG”), the record keeper for the Plan, maintains an account in the name of each participant, constituting the sum of such participant’s contributions, Company matching, discretionary and transition credit contributions, rollover contributions and share of the net earnings, losses and expenses of the various investment funds, less any loans and withdrawals. Each participant is entitled to the vested benefit of such participant’s account.

E. Matching, Discretionary and Transition Credit Contributions

The Company makes a “matching contribution” with respect to the salary reduction contributions of each participant, up to 6% of a participant’s annual eligible compensation. Matching contributions are made on a quarterly basis in cash or the Company’s common stock equal to 100% of each participant’s contributions during such period (subject to the 6% limitation discussed above) into the Radian Common Stock Fund. During 2009, all matching contributions were made in the Company’s common stock in the Radian Common Stock Fund. Matching contributions are considered non-participant directed investments.

The Company may make discretionary contributions to the Plan in amounts determined annually by the Company’s board of directors (the “Board”). Any such contribution may be made in a fixed dollar amount or may be made as a percentage of the Company’s net profits, percentage of a participant’s compensation, or any other method determined by the Board. Investment allocations of discretionary contributions are allocated pro rata among the participant’s investment options at the time of contribution. The Company did not make any discretionary contributions for the years ended December 31, 2009 and 2008.

Certain participants who had participated in the Radian Group Inc. Pension Plan (the “Pension Plan”), which was terminated in 2007, are entitled to receive yearly cash “transition credits” (for up to five years commencing with the Plan year beginning January 1, 2007, if they remain active employees during those five years). To have become eligible to receive transition credits, participants had to have attained at least five years of service and be active participants on December 31, 2006. Contributions are equal to a fixed percentage of their eligible compensation, calculated based on a formula that takes into account their age and years of completed vested service as of January 1, 2007. Transition credits deposited into the Plan are made in January of the following year. For the year ended December 31, 2009, transition credits made to the Plan in 2010 totaled $617,734. For the year ended December 31, 2008, transition credits made to the Plan in 2009 totaled $766,052. The transition credit contributions for each eligible participant are allocated pro rata among the participant’s investment options at the time of contribution. The discretionary contributions and transition credits are considered participant-directed because they are allocated pro rata among the participant’s investment options at the time of contribution.

F. Forfeited Accounts

Participants forfeit their right to discretionary contributions, and any earnings thereon, that are unvested at the time of their termination of service. During 2009 and 2008, forfeited non-vested amounts totaled $73,195 and $69,692, respectively. Employer matching contributions receivable from the Company in 2009 and 2008 were reduced by these amounts. See Note H below for information regarding the vesting of discretionary contributions.

G. Trustee

Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

H. Vesting

Participants are at all times fully vested in amounts they contribute to the Plan, amounts received as transition credits, including any earnings on such amounts, rollover amounts, and the matching contributions.

Discretionary contributions to participants vest upon the completion of three years of eligible service with the Company.

I. Investment Options

Discretionary and transition credit contributions are allocated pro rata among the participant’s investment options at the time of contribution. Other than with respect to the Company matching contributions, each participant is solely responsible for selecting among the various investment options available under the Plan. If a participant does not select an investment option, his/her contribution will be made to the default fund, which is the Target Retirement Fund, based on the participant’s anticipated retirement age. Neither the Trustee nor the Company has any responsibility to select investments or to advise participants in selecting their investments, except with respect to the default fund where participants fail to select an investment option. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Participants may change their deferral percentage and investment selection for future contributions on any business day. Changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of existing account balances among funds in the Plan at any time. All Company matching contributions in 2009 were made to the Radian Common Stock Fund. Participants are permitted to make transfers out of the Radian Common Stock Fund and into any other investment option available under the Plan at any time, subject to compliance with the Company’s Policy Regarding Securities Trading. Generally, under ordinary market conditions, all common collective trust positions provide daily market liquidity to Plan participants and the Plan. The Plan invests in The Vanguard Retirement Savings Trust, a collective investment trust, in which participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. See Note P below.

J. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant or his or her beneficiary, as applicable, may elect to receive the value of the participant’s vested interest in the Plan as either a lump sum benefit or as annual installments over a ten-year period. For termination of service for reasons other than death, disability or retirement, a participant may receive the value of his or her vested interest in the Plan only as a lump-sum distribution. Benefit payments to participants are recorded upon distribution. If the amount in a participant’s account is less than $5,000, a lump-sum distribution is made following termination of the participant’s service.

Participants are permitted to make hardship withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account. Withdrawals for financial hardship are permitted if they are necessary to satisfy an immediate financial need. A participant must exhaust the possibility of all other withdrawals under the Plan and under all other retirement plans maintained by the Company, including non-taxable loans, before being eligible for a hardship withdrawal. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1988. Upon receiving a hardship distribution, a participant is generally suspended from making contributions to the Plan (and all other deferred compensation plans maintained by the Company) for six months following the year of the hardship withdrawal.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

K. Net Appreciation in Fair Value

Net appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2009 was as follows:

2009
Artisan International Fund	$286,760
Columbia Acorn Fund	613,807
Oppenheimer Global Fund	407,260
Royce Fund	224,447
TVG 500 Index Fund	428,046
TVG Growth Equity Fund	384,193
TVG Growth and Income Fund	359,788
TVG High –Yield Corporate Fund	80,026
TVG Inflation Protected Securities Fund	146,104
TVG International Explorer Fund	661,605
TVG Mid – Cap Growth Fund	151,068
TVG Mid – Cap Index Fund	323,884
TVG Morgan Growth Fund	1,644,671
TVG Selected Value Fund	136,470
TVG Small – Cap Index Fund	184,586
TVG Strategic Equity Fund	76,553
TVG Target Retirement 2005 Fund	29,088
TVG Target Retirement 2015 Fund	303,832
TVG Target Retirement 2025 Fund	446,661
TVG Target Retirement 2035 Fund	640,861
TVG Target Retirement 2045 Fund	195,296
TVG Target Retirement Income	12,786
TVG Total Bond Market Index Fund	83,861
TVG Wellington Fund	1,035,180
TVG Windsor II Fund	300,239
Radian Common Stock Fund	10,567,348

Net Appreciation in Fair Value	$19,724,420

L. Loans

Eligible participants may borrow from the vested portion of their account balances a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prime rate at the time the loan is originated ranging from 4.25% to 10.50% plus 1% and are repaid through payroll deductions. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence where the loan period can be up to 25 years. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service.

M. Federal Tax Considerations

The Internal Revenue Service has determined and informed the Company by letter dated September 11, 2002, that the Plan and related trust is designed in accordance with applicable sections of the Code. Although the Company has amended the Plan since this determination, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

N. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

Investments representing five percent or more of the Plan’s net assets for 2009 and 2008 were as follows.

	2009
	Number of Shares/Units		Fair Value
TVG Retirement Savings Trust	12,577,904		$12,852,202
Radian Common Stock Fund	4,038,711	*	12,600,778	(1)
TVG Wellington Fund	236,093		6,811,259
TVG Morgan Growth Fund	417,148		6,369,849
TVG Total Bond Market Index Fund	538,722		5,575,772

	2008
	Number of Shares/Units		Fair Value

TVG Retirement Savings Trust	9,524,018		$9,399,508
Radian Common Stock Fund	3,451,676	*	5,419,131	(1)
TVG Wellington Fund	219,880		5,371,667
TVG Total Bond Market Index Fund	441,522		4,494,698
TVG Morgan Growth Fund	394,708		4,460,205

*	The Radian Common Stock Fund is reported as units.
(1)	Includes $10,813,059 and $4,240,237 of non-participant directed investments for the years ended December 31, 2009 and 2008, respectively.

O. Fair Value Measurements

We established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy are described below:

Level I—Unadjusted quoted prices or valuations in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II—Quoted prices or valuations in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level III—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The level of market activity in determining the fair value hierarchy is based on the availability of observable inputs market participants would use to price an asset or a liability, including market value price observations. For markets in which inputs are not observable or limited, we use significant judgment and assumptions that a typical market participant would use to evaluate the market price of an asset or liability. These assets and liabilities are classified in Level III of our fair value hierarchy. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following are descriptions of our valuation methodologies for assets measured at fair value.

Mutual Funds – Shares of mutual funds are valued at quoted market prices based on the net asset value of shares held by the Plan at year end.

Common Stock Fund – Units of the Radian Common Stock Fund are valued based on underlying investments (Radian common stock and money market accounts), which are valued at quoted market prices on the New York Stock Exchange on the last day of the Plan year.

Common Collective Trust – The common collective trust, with underlying investments in investment contracts, is valued based on the unit value of the trust, which is based on the fair market value of the underlying investments and then adjusted to contract value.

Participant Loans – Participant loans are valued at their outstanding balances, which approximate fair value.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a list of assets that are measured at fair value by hierarchy level as of December 31, 2009:

Assets at Fair Value	Level I	Level II	Level III	Total
Mutual Funds	$50,499,190	$—	$—	$50,499,190
Common Stock Fund	—	12,600,778	—	12,600,778
Common Collective Trust	—	12,852,202	—	12,852,202
Participant Loans	—	—	1,020,977	1,020,977

Total Assets at Fair Value	$50,499,190	$25,452,980	$1,020,977	$76,973,147

The following table is a rollforward of Level III assets measured at fair value for the year ended December 31, 2009:

Participant Loans
Balance, beginning of year	$809,582
Withdrawals, repayments and other, net	211,395

Balance, end of year	$1,020,977

P. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Market values of the Plan’s investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, and widening of credit spreads.

In April 2008, a purported class action lawsuit was filed against Radian Group, the Compensation and Human Resources Committee of Radian Group’s board of directors and individual defendants in the U.S. District Court for the Eastern District of Pennsylvania. The complaint alleges violations of the Employee Retirement Income Securities Act as it relates to the Plan. The named plaintiff is a former employee of the Company. On July 25, 2008, Radian Group filed a motion to dismiss this case, which was granted on July 16, 2009, dismissing the complaint without prejudice. The plaintiffs filed an amended complaint on August 17, 2009. On May 26, 2010, the court granted Radian Group’s motion to dismiss, dismissing the amended complaint with prejudice.

Q. Nonparticipant-Directed Investments

Net assets relating to nonparticipant-directed investments at December 31, 2009 and 2008, and the significant components of changes in net assets for the year ended December 31, 2009 were as follows:

	December 31,
	2009	2008
Net Assets:
Radian Common Stock Fund*	$10,813,059	$4,240,237

Total	$10,813,059	$4,240,237

Year Ended December 31
2009
Changes in Net Assets:
Net appreciation	$8,582,450
Interest and dividends	15,363
Contributions	3,495,315
Benefits paid to participants	(386,082)
Other deductions	(241)
Loan activity	(34,382)
Transfers to participant-directed investments	(5,099,601)

$6,572,822

*	Indicates a party-in-interest to the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

R. Exempt Party-in-Interest Transactions

The Plan permits investments in various investment funds managed by TVG. TVG is the record keeper of the Plan; therefore, investment transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

In addition, at December 31, 2009 and 2008, the Plan held 4,038,711 and 3,451,676 units, respectively, in the Radian Common Stock Fund, which invests primarily in Radian Group Inc. common stock. The cost basis of the Radian Common Stock Fund was $12,178,553 and $13,475,839 as of December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, the Plan recorded dividend income in the Radian Common Stock Fund of $18,479. Purchases of the Radian Common Stock Fund during the year ended December 31, 2009 were $5,347,044. Transactions in the Radian Common Stock Fund qualify as exempt party-in-interest transactions under ERISA.

S. Subsequent Events

We have evaluated all events subsequent to December 31, 2009. There were no subsequent events to report other than those discussed.

T. Reconciliation of Financial Statements to Form 5500

	December 31, 2009	December 31, 2008
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$78,285,958	$52,453,033
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	274,298	(124,510)

Net assets available for benefits per Form 5500	$78,560,256	$52,328,523

December 31, 2009
Statement of changes in net assets available for benefits:
Net increase in assets available for benefits	$25,832,925
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	398,808

Total net income per Form 5500	$26,231,733

******

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Form 5500, Schedule H, Part IV Item 4i: Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of Issue, Borrower, Lessor, or Similar Party	Description Of Investment	Cost	Current Value
*	TVG Retirement Savings Trust	Common collective trust	$12,577,904	$12,852,202
*	TVG Wellington Fund	Registered investment company	6,965,125	6,811,259
*	TVG Morgan Growth Fund	Registered investment company	6,506,090	6,369,849
*	TVG Total Bond Market Index Fund	Registered investment company	5,459,851	5,575,772
*	TVG Target Retirement 2035 Fund	Registered investment company	3,462,076	3,411,191
*	TVG Target Retirement 2025 Fund	Registered investment company	2,890,295	2,872,398
*	TVG International Explorer Fund	Registered investment company	2,764,965	2,397,274
*	TVG Growth and Income Fund	Registered investment company	2,613,998	2,194,914
	Columbia Acorn Fund	Registered investment company	2,315,135	2,202,926
*	TVG 500 Index Fund	Registered investment company	2,310,609	2,269,426
*	TVG Target Retirement 2015 Fund	Registered investment company	2,129,828	2,113,884
*	TVG Windsor II Fund	Registered investment company	1,924,874	1,595,169
*	TVG Inflation Protected Security Fund	Registered investment company	1,784,161	1,819,644
	Oppenheimer Global Fund	Registered investment company	1,623,391	1,559,585
*	TVG Growth Equity Fund	Registered investment company	1,568,067	1,531,712
	Artisan International Fund	Registered investment company	1,333,796	1,175,788
*	TVG Mid – Cap Index Fund	Registered investment company	1,331,541	1,318,068
*	TVG Target Retirement 2045 Fund	Registered investment company	1,103,745	1,076,145
*	TVG Small – Cap Index Inv	Registered investment company	797,994	764,185
	Royce Fund	Registered investment company	743,018	765,303
*	TVG Selected Value Fund	Registered investment company	676,163	602,196
*	TVG Mid – Cap Growth Fund	Registered investment company	613,186	629,007
*	TVG High – Yield Corporate Fund	Registered investment company	574,957	591,884
*	TVG Strategic Equity Fund	Registered investment company	417,896	357,579
*	TVG Target Retirement 2005 Fund	Registered investment company	270,923	277,385
*	TVG Target Retirement Income	Registered investment company	180,806	186,647
*	Radian Common Stock Fund	Common stock units	12,178,553	12,600,778
	Loans receivable	Interest rates from 4.25% to 10.5%, maturing between 2010 and 2030	1,020,977	1,020,977

	TOTAL		$78,139,924	$76,973,147

*	Indicates a party-in-interest to the Plan.

Form 5500, Schedule H, Part IV Item 4j: Schedule of Reportable Transactions

December 31, 2009

Investments Purchased

Identity Of Party	Description of Security	Purchase Price	Fair Value of Asset on Transaction Date
Transaction
Radian Group Inc.*	Common Stock Fund	$3,495,315	$3,495,315

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Date: June 29, 2010	By:	/s/ Suzann Boylan
Suzann Boylan
Plan Administrator

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP